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                                 97 FERC 62, 192
                            UNITED STATES OF AMERICA
                      FEDERAL ENERGY REGULATORY COMMISSION

Progress Energy, Inc.,                                  Docket Nos. EC01-141-000
 on Behalf of Certain of Its                                 EC01-141-001
 Public Utility Subsidiaries                                 EC01-141-002

                                     ORDER AUTHORIZING DISPOSITION
                          OF JURISDICTIONAL FACILITIES

                           (Issued November 30, 2001)

       On August 16, 2001, as amended on October 3 and November 7, 2001, Progress Energy, Inc. (Progress), on behalf of Carolina Power & Light Company (CP&L), Progress Genco Ventures, LLC (Genco), Progress Ventures, Inc. (Ventures), Richmond County Power, LLC (Richmond), Monroe Power Company (Monroe), Effingham County Power, LLC (Effingham), Rowan County Power, LLC (Rowan), DeSoto County Generation Company, LLC (DeSoto), MPC Generating LLC (MPC Generating), and CP&L Newco, Inc. (Newco) (collectively, Applicants) filed an application under section 203 of the Federal Power Act (FPA)1 requesting Commission authorization to engage in an internal corporate reorganization. The jurisdictional facilities involved in the proposed transactions consist of limited, physical facilities (generator leads, step-up transformers, air break switches, circuit breakers, disconnect switches, transformer banks, and auxiliary transformers) associated with connecting generating facilities to the transmission grid, interconnection agreements, wholesale power agreements and market-based rate tariffs.

       Progress is a registered public utility holding company under the Public Utility Holding Company Act of 1935, and is the parent company of CP&L and Florida Power Corporation (Florida Power Corp.) (collectively, Operating Companies). The Operating Companies are engaged in the generation, transmission, distribution, and sale of electric power in the states of Florida, North Carolina, and South Carolina. The Operating Companies operate their transmission systems pursuant to a joint open access transmission tariff (OATT) on file with the Commission.

       Richmond, currently a wholly-owned subsidiary of CP&L, is a limited liability corporation organized principally to construct and own an approximately 720 MW power plant and associated transmission facilities, to be located in Richmond County, North Carolina. However, Applicants indicate that the North Carolina Utilities Commission did not grant approval to transfer of the Richmond generating facility. Thus, while Richmond

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1      16 U.S.C. Section 824b (1994).

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may continue to exist after the reorganization, Progress contemplates the
Richmond will be dissolved in the near future.

       Monroe, a wholly-owned subsidiary of Progress, currently owns a 160 megawatt (MW) combustion turbine generator and certain associated transmission facilities located in Monroe, Georgia. Monroe is authorized to sell power at market-based rates, and has received Commission authorization to operate as an exempt wholesale generator (EWG). Monroe has entered into an interconnection agreement with Georgia Power Company, which is on file with the Commission.

       Effingham, currently a wholly-owned subsidiary of Ventures, is limited liability company organized principally to construct, own and sell power from an approximately 537 MW power plant located in Effingham County, Georgia (Effingham Facility). The Effingham Facility is expected to be in service in June 2002, and Effingham has negotiated an interconnection agreement with Savannah Electric and Power Company. Effingham is also authorized to sell power at market-based rates, and has received Commission authorization to operate as an EWG. Effingham will also engage in wholesale sales of power and may also engage in sales of ancillary services from the Effingham Facility.

       Rowan, currently a wholly-owned subsidiary of CP&L, is a limited liability company organized principally to construct, own and sell power from an approximately 500 MW power plant to be located in Rowan County, North Carolina (Rowan Facility). The Rowan Facility commenced service in June 2001. Rowan has negotiated an interconnection agreement with Duke Power Company (Duke). Rowan is authorized to sell power at market-based rates, and has received Commission authorization to operate as an EWG. Rowan will also engage in wholesale sales of power and may also engage in sales of ancillary services from the plant.

       DeSoto, a limited liability company, owns certain assets associated with the construction of a 320 MW generating facility in DeSoto County, Florida and is currently negotiating an interconnection agreement with Florida Power & Light Company. In addition, DeSoto has recently entered into two tolling agreements with Florida Power & Light Company. Currently, DeSoto is wholly owned by Ventures. After the reorganization, DeSoto will be wholly owned by Genco.

       Ventures, a direct wholly-owned subsidiary of Progress is a North Carolina corporation. Ventures is currently the parent of Effingham. Newco is a recently formed North Carolina corporation that is a direct, wholly-owned subsidiary of Progress. Applicants indicate that Newco will be dissolved in the near future since Richmond will no longer exist. Genco, a North

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Carolina limited liability company, is a wholly-owned subsidiary of Ventures and an indirect subsidiary of Progress. MPC Generating, a North Carolina limited liability company, is currently a direct wholly-owned subsidiary of Monroe and an indirect subsidiary of Progress.

       Under the proposed corporate reorganization, MPC Generating will acquire Monroe's generating assets and jurisdictional facilities. MPC Generating, Effingham, and Rowan will become wholly-owned direct subsidiaries of Genco. Also, the proposed reorganization will result in ownership by MPC Generating, Effingham, and Rowan (Project Companies) of all of the jurisdictional facilities at issue here, all of which are currently owned either by the Project Companies or by CP&L. Applicants state that the proposed reorganization is principally for tax purposes. In addition, Progress will add DeSoto into the reorganization. Thus, after the internal reorganization, Monroe will be a wholly-owned subsidiary of Progress and will wholly own Ventures. Ventures, in turn, will wholly own Genco, with MPC Generating, Effingham, Rowan and Desoto wholly-owned subsidiaries of Genco.

       According to the application, the proposed transaction is consistent with the public interest and will not have an adverse effect on competition, rates or regulation. With respect to competition, Applicants state that the proposed transactions will not adversely affect competition because the corporate reorganization will result in an indirect change in control, within the Progress corporate family, and thus will not affect the relative market shares of the Progress Companies or any other market participant within relevant geographic markets. Applicants also state that the Progress transmission system will continue to be operated under the joint OATT on file with the Commission. With respect to rates, Applicants state that the proposed transaction will have no adverse effect on rates paid by CP&L's retail or wholesale customers since the proposed transactions do not affect any units currently in CP&L's ratebase. With respect to regulation, Applicants state the proposed transactions will not impair the Commission's regulation because the Commission's regulation of Applicants' wholesale power sales and transmission service in interstate commerce will not be altered. As to state regulation, Applicants state the North Carolina Utilities Commission and the South Carolina Public Service Commission will continue to regulate CP&L's retail service and rates.

       Notice of the application was published in the Federal Register, with comments, protests or interventions due on or before November 23, 2001. None were received.

       After consideration, it is concluded that the proposed transaction is consistent with the public interest and is authorized, subject to the following conditions:

       (1) The proposed transaction is authorized upon the terms and conditions and for the purposes set forth in the application;

       (2) The foregoing authorization is without prejudice to the authority of the Commission or any other regulatory body with respect to rates, service, accounts, valuation, estimates or determinations of costs, or any other matter whatsoever now pending or which may come before the Commission;

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       (3)  Nothing in this order shall be construed to imply acquiescence in any estimate or determination of cost or any valuation of property claimed or asserted;

       (4) The Commission retains authority under sections 203(b) and 309 of the FPA to issue supplemental orders as appropriate;

       (5) Applicants shall make appropriate filings under Section 205 of the FPA, as necessary, to implement the transaction; and

       (6) Applicants shall promptly notify the Commission within 10 days of the date the disposition of the jurisdictional facilities has been consummated.

       Authority to act on this matter is delegated to the Director, Division of Tariffs and Rates - West, pursuant to 18 C.F.R. Section 375.307. This order constitutes final agency action. Requests for rehearing by the Commission may be filed within thirty (30) days of the date of issuance of this order, pursuant to 18 C.F.R. Section 385.713.

                                            Michael A. Coleman
                                            Director
                                            Division of Tariffs and Rates - West

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